
HDFC BANK

HDFC Bank Ltd.,
Kamala Mills Compound,
Senapati Bapat Marg,
Lower Parel, Mumbai-400 013.
Tel. : 496 1616 Fax : 496 5235.

SECURITIES AND EXCHANGE COMMISSION


02058640

Washington, DC 20549


RECD S.E.C.
SEP 2 3 2002

FORM 6-K

PE
12-31-01

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2001

HDFC BANK LIMITED
(Translation of registrant's name into English)

Sandoz House, Dr. Annie Besant Road
Worli, Mumbai 400 018, India
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F _X_ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934

Yes __ No _X_

 HDFC BANK

HDFC Bank Ltd.,
Kamala Mills Compound,
Senapati Bapat Marg,
Lower Parel, Mumbai-400 013.
Tel. : 496 1616 Fax : 496 5235.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated : 18th September, 2002

HDFC BANK LIMITED

Name : Paresh Sukthankar
Title: Head- Credit & Risk



HDFC BANK

HDFC Bank Ltd.,
Kamala Mills Compound,
Senapati Bapat Marg,
Lower Parel, Mumbai-400 013.
Tel.: 496 1616 Fax: 496 5235.

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description
1.	Copies of the letters sent by the Bank to The Stock Exchange, Mumbai, The National Stock Exchange of India and The Stock Exchange, Ahmedabad intimating the exchanges about disclosure pursuant SEBI regulation on Prohibition of Insider Trading, 1992.



HDFC Bank Ltd.,
Kamala Mills Compound,
Senapati Bapat Marg,
Lower Parel, Mumbai-400 013.
Tel. : 496 1616 Fax : 496 5235.

17th September, 2002

The Listing Department
The Stock Exchange, Mumbai, Fax No : 2722041 /2061/3719/2037
Mumbai

Dear Sir,

Re: **Disclosure pursuant to regulation 13 (6) of the SEBI (Prohibition of Insider Trading) Regulation, 1992**

We wish to inform you that Mr. Aditya Puri, the Managing Director of the Bank has gifted 4,00,000 shares of the Bank to his wife and daughter as under :

Mrs Anita Puri (wife)	:	3,50,000 equity shares
Ms. Amrita Puri (daughter)	:	50,000 equity shares

Mr. Puri continues to be the second joint holder in the both folios. Although the above regulations may not be applicable, as an abundant caution we would like to keep you informed about this. Kindly treat this as disclosure under above regulations if applicable.

Thanking you,

Yours faithfully,
For HDFC Bank Limited

Sanjay Dongre
Vice President (Legal) &
Company Secretary

HDFC BANK

HDFC Bank Ltd.,
Kamala Mills Compound,
Senapati Bapat Marg,
Lower Parel, Mumbai-400 013.
Tel. : 496 1616 Fax : 496 5235.

17th September, 2002

The Listing Department
The National Stock Exchange of India Fax No: 6538297/38
Exchange Plaza,
Bandra Kurla Complex
Mumbai,

Dear Sir,

Re: **Disclosure pursuant to regulation 13 (6) of the SEBI (Prohibition of Insider Trading) Regulation, 1992**

We wish to inform you that Mr. Aditya Puri, the Managing Director of the Bank has gifted 4,00,000 shares of the Bank to his wife and daughter as under :

Mrs Anita Puri (wife) : 3,50,000 equity shares

Ms. Amrita Puri (daughter) : 50,000 equity shares

Mr. Puri continues to be the second joint holder in the both folios. Although the above regulations may not be applicable, as an abundant caution we would like to keep you informed about this. Kindly treat this as disclosure under above regulations if applicable.

Thanking you,

Yours faithfully,
For HDFC Bank Limited

Sanjay Dongre
Vice President (Legal) &
Company Secretary



HDFC Bank Ltd.,
Kamala Mills Compound,
Senapati Bapat Marg,
Lower Parel, Mumbai-400 013.
Tel. : 496 1616 Fax : 496 5235.

17th September, 2002

The Listing Department
The Stock Exchange, Ahmedabad
Kamdhenu Building,
Ahmedabad

Dear Sir,

Re: **Disclosure pursuant to regulation 13 (6) of the SEBI (Prohibition of Insider Trading) Regulation, 1992**

We wish to inform you that Mr. Aditya Puri, the Managing Director of the Bank has gifted 4,00,000 shares of the Bank to his wife and daughter as under :

Mrs Anita Puri (wife)	:	3,50,000 equity shares
Ms. Amrita Puri (daughter)	:	50,000 equity shares

Mr. Puri continues to be the second joint holder in the both folios. Although the above regulations may not be applicable, as an abundant caution we would like to keep you informed about this. Kindly treat this as disclosure under above regulations if applicable.

Thanking you,

Yours faithfully,
For HDFC Bank Limited

Sanjay Dongre
Vice President (Legal) &
Company Secretary